UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 27, 2022, regarding the Incorporation of Digital Bank.

Istanbul, June 27, 2022

Announcement Regarding the Incorporation of Digital Bank

Our Company applied to the Banking Regulation and Supervision Agency (BRSA) on June 27, 2022 to get incorporation permit for a digital banking company, in which our wholly-owned subsidiary Turkcell Finansman A.Ş. will have 99.96% shareholding, while Turktell Bilişim Servisleri A.Ş., Turkcell Satış ve Dijital İş Servisleri A.Ş., Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. and Superonline İletişim Hizmetleri A.Ş. will each have 0.01% shareholding. The digital banking company will provide services to customers in retail and SME segments. The company is planned to be incorporated with an initial paid-in capital of TRY1,000,000,000. After obtaining the incorporation permit, an operating permit application will be submitted to BRSA with the completion of required infrastructure and organizational preparations. The company will be operational provided that the respective operating permit is obtained.

The announcement regarding the incorporation process was postponed by the Board of Directors’ decision as per the Article-6 of the Capital Market Board’s Communiqué on Material Events Disclosure, as it could have an impact on the investment decision of investors, as well as the stock price.

Board Decision Date for Acquisition	:	17.02.2022

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	Not determined yet

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	To carry out all kinds of banking transactions, particularly open banking services, electronic banking services and service model banking services as a digital and service bank

Capital of Noncurrent Financial Asset	:	TRY 1,000,000,000

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	To be completed with the registration and announcement of the company. The operating permit from the BRSA is also required for the operational activities of the company.

Acquisition Conditions	:	Not determined yet

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	100%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	100%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	100%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 27, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 27, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer